Contact

sharon.samjitsingh@gmail.com

www.linkedin.com/in/sharonsamjitsingh (LinkedIn)

Top Skills

Business Development

Business Strategy

Management & Facilitation

Certifications

Risk Management Professional (PMI-RMP)

Project Management Professional (PMP)

Scheduling Professional (PMI-SP)

Honors-Awards

Winner

Finalist - NYS Business Plan Competition

Winner - Part of Team - FlixAcademy

Publications

Successful Negotiation of an EPC Euro 20 MM contract

Sharon Samjitsingh

CEO, Health Care Originals, Inc.

Rochester, New York, United States

Summary

TechRochester's Technology Woman of the Year 2020.
Top 100 Women in Fem Tech and Health Tech, 2019.
One of 300 women in #STEAM recognized in the Names Dress.
Accomplished manager with special expertise in technology commercialization and startups. as well as significant experience in process improvement and large capital projects. Special expertise negotiating and managing FIDIC EPC contracts.

Experience

Health Care Originals, Inc.

CEO & Co-Founder

June 2014 - Present (10 years 3 months)

Health Care Originals (HCO) provides market-leading digital health platforms across the entire continuum of respiratory care. HCO's services positively impact clinical trials, enabling diversity and real-world evidence, and they also help people with asthma and COPD live well with their conditions via our Nightingale services.

HCO is highly differentiated because of ADAMM, our proprietary wearable, and its variants, which variously offer telemedicine add-ons and other services as well.

Our Nightingale service is clinically efficacious in improving quality of life, reducing symptoms, as measured by clinically validated tools. We help payers reduce costs, employers reduce costs and improve productivity and consumers live better with asthma and COPD.

NYSERDA

Entrepreneur in Residence

July 2023 - Present (1 year 2 months)

New York State Energy Research and Development Authority (NYSERDA) funds and catalyzes the growth of innovative energy, energy efficiency and

clean technology companies. The NYSERDA EIR Program, administered by Columbia Technology Ventures (CTV), provides strategic business, finance and technology commercialization guidance to a broad range of early stage clean energy and
climate tech companies across NYS.

Women Business Leaders of the US Health Care Industry Foundation (WBL)

Member

January 2023 - Present (1 year 8 months)

Women Business Leaders of the U.S. Health Care Industry Foundation (WBL) is a nonprofit organization housing the premier network of women executives across the health care industry. WBL's mission is to connect and convene senior executive women from across the health care industry to create meaningful cross-sector relationships, expand their presence in board and C-level roles, and harness their collective power to improve the industry.

For ClimateTech

Entrepreneur in Residence

June 2023 - Present (1 year 3 months)

United States

The global Venture For ClimateTech (V4C) program connects innovators with the tools, training, talent and the non-dilutive funding necessary to begin building a company around their impactful ClimateTech solution.
V4C is part of For ClimateTech, a global community of innovators, entrepreneurs, corporate partners and investors elevating ClimateTech founders soloving for the Climate Crisis.
They recruit Climate Tech innovators from all over the world who are ready to use New York's rich ecosystem to get their products to market faster, and scale the growth of their business over time.

Sweetwater Energy

10 years

Director of Commercialization

June 2020 - May 2023 (3 years)

Rochester, New York Area

Working together with our customers as we deploy our game-changing process centered around our disruptive pretreatment technology, Sunburst.

Overall program management responsibility - optimization initiatives through design, installation and commissioning

Program Manager

October 2015 - May 2020 (4 years 8 months)

Rochester, New York Area

Led successful optimization and development of Sweetwater's game-changing, proprietary pre-treatment system, Sunburst.

Responsible for commercial deployment and commissioning of Sunburst systems globally

Project Manager

June 2013 - September 2015 (2 years 4 months)

Rochester, New York Area

Worked with engineering and demo plant teams to optimize current systems, and develop project management plans for technology deployment.

University of Rochester

Graduate Student, Simon School of Business & Hajim School of Engineering

August 2012 - May 2013 (10 months)

Rochester, New York Area

MS in Technical Entrepreneurship and Management, 2013

The ANSA McAL Group

8 years 11 months

Group Projects Manager

December 2006 - July 2012 (5 years 8 months)

Port of Spain, Trinidad, W.I.

Oversight of Capital Projects totalling approx 150 M / Control of PMO
Increased on-budget performance for projects from 50% to 90%.
Development of feasibilities for various projects, including bio-ethanol project.
Project Manager for 50M project - combination brownfield and greenfield - fully automated 6 acre factory and 10 acres of site development works.
Process Improvement - Manufacturing Sector - more than 1 M in annualized savings. 115 employees trained on problem solving, teaming, presentations.
Support specialist for Manufacturing Sector
- Led team for waste reduction and production increase on safety-match plant.
- Guided team to increase production on concrete block line to rated capacity, after 6 years of sub-rating performance.

General Manager

September 2003 - November 2006 (3 years 3 months)

Longdenville, Trinidad

15M project - Management of construction, installation and commissioning of greenfield manufacturing facility for production of clay roof tiles. Total: 10 acres of greenfield development, including 4 acres of factory building.

Project completed on budget and within 7 days of timeline.

Product quality exceeded expectations.

First woman appointed as General Manager in what was then a 123-yr old conglomerate.

Alstons Building Enterprises Limited

Process Manager

July 2000 - August 2004 (4 years 2 months)

Longdenville, Trinidad, W.I.

Manufacturing Process Management, Production Management and Project Management.

Increased plant capacities by debottle-necking and process adjustments to increase performance from 50% of capacity to 112%.

Managed total staff of 102 persons.

Developed certification procedures and achieved ISO 9001 certification.

Trinidad & Tobago Institute of Technology

Part-Time Lecturer - Thermodynamics

January 2003 - May 2003 (5 months)

Point Lisas, Trinidad, W.I.

Lecturer to Chemical & Process Engineering Students in Thermodynamics

Rubber & Chemicals Company Ltd.

Process Engineer

January 2000 - June 2000 (6 months)

Point Lisas, Trinidad, W.I.

Process Engineer for local agent for ICI Catalyst - Synetix. Serviced methanol and ammonia plants.

Alstons Building Enterprises Ltd.

Process Engineer / QA Officer

September 1993 - December 1999 (6 years 4 months)

Longdenville, Trinidad, W.I.

Production & Process Engineering, Development of QA systems, Project Engineering

Education

University of Rochester

Master of Science (MS), Technical Entrepreneurship and Management

University of the West Indies, St. Augustine Campus

Bachelor of Science (BSc), Chemical & Process Engineering